Mail Stop 6010

June 14, 2005

Mr. Joseph C. Christenson
Chief Executive Officer
PPT Vision, Inc.
12988 Valley View Road
Eden Prairie, MN 55344

　　　Re: PPT Vision, Inc.
　Form 10-KSB for Fiscal Year Ended October 31, 2004
Forms 10-QSB for Fiscal Quarters Ended January 31, 2005 and
April 30, 2005
Form 10-QSB/A for Fiscal Quarter Ended January 31, 2005
　File No. 000-11518

Dear Mr. Christenson:

　　We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

　　Sincerely,

　　Martin F. James
　　Senior Assistant Chief
Accountant